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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                   Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (Title Class of Securities)

                                  761312-10-7
                                (CUSIP Number)

                                 June 15, 1998
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13G
                                 ------------

CUSIP NO. 761312-10-7

(1)  Name of reporting person                          CHARLES E. BRADLEY, JR.
     S.S. or I.R.S. identification Nos. of
     above persons

(2)  Check the appropriate box if a                    (a) [_]
     member of a group (see instructions)              (b) [_]

(3)  SEC use only


(4)  Citizenship or place of
     organization                                      UNITED STATES

Number of shares beneficially owned by each reporting person with:

(5)  Sole voting power                                 271,280

(6)  Shared voting power                               None

(7)  Sole dispositive power                            271,280

(8)  Shared dispositive power                          None

(9)  Aggregate amount beneficially owned
     by each reporting person                          271,280

(10) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)                                     [_]

(11) Percent of class represented by
     amount in Row (11)                                7.0%

(12) Type of reporting person (see
     instructions)                                     IN


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                     REUNION INDUSTRIES, INC. SCHEDULE 13G

ITEM 1. ISSUER.

            (a) The name of the issuer is Reunion Industries, Inc., a Delaware corporation (the "Issuer").

            (b) The address of Issuer's principal executive offices is One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902.

ITEM 2. REPORTING PERSON.

            (a) Name of person filing this Schedule 13G is Charles E. Bradley, Jr. (the "Reporting Person").

            (b) Address of Reporting Person's principal business office is c/o Consumer Portfolio Services, 2 Ada, Suite 100, Irvine, California 92718.

            (c) The Reporting Person is a natural person who is a citizen of the United States.

            (d) This Schedule 13G covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

            (e) The CUSIP Number of the Common Stock is 761312-10-7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [_] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).

            (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [_] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).


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          (f) [_] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(ii)(F).

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. OWNERSHIP

          (a) (b) As of June 15, 1998, the Reporting Person was the beneficial owner of 271,280 shares (the "Shares") of the Issuer's Common Stock, representing approximately 7.0% of the outstanding shares of Common Stock.

          (c) Number of Shares as to which the Reporting Person has:

              (i)   Sole power to vote or to direct the vote:  271,280 shares.

              (ii)  Shared power to vote or to direct the vote:  0 shares.

              (iii) Sole power to dispose or to direct the disposition of:
                    271,280 shares.

              (iv)  Shared power to dispose or to direct the disposition of:
                    0 shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Parkdale Holdings Corporation N.V. is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock to which this Statement relates.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10. CERTIFICATION

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 25, 1998



                                             By: /s/ Charles E. Bradley, Jr.
                                                 ---------------------------
                                                 Charles E. Bradley, Jr.





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